1937 – 2007



IEH

CORPORATION

2007 ANNUAL REPORT


an ISO 9001 company

PERRY JOHNSON
REGISTRARS, INC.


ANSI-RAB
QMS
ACCREDITED

August 22, 2007

To Our Shareholders, Employees, and Friends:

I am pleased to report another successful year for your company. Revenues were at $6,256,000 with net income at $201,000. It is noteworthy that comparisons to last year's results show declines, but as mentioned in the prior shareholders letter, FY2006 was a very unusual year. More useful, I believe, is a comparison to the FY2005 results which showed revenues at $5,321,000 and a net income of $166,000. Our current fiscal year is showing much promise. The reported first quarter results were gratifying and our backlog, which was approximately $2,864,000 at March 30, 2007 has increased more in the current first quarter to an historically high number.

Our frequently reported efforts to diversify have borne fruit. On an industry basis we are now providing meaningful sales to the medical products industry. Efforts to expand non-domestic sales has resulted in greatly improved sales to Pacific Rim nations, notably China and Taiwan. These dual efforts will continue to receive high priority and are expected to fuel increased revenues and profits as early as this current fiscal year.

As we have previously cautioned, defense procurement budgets continue to be challenged by funding needs for operations in Iraq, Afghanistan, and other areas of unrest. While we have not yet seen the defense budget for the US Government's next fiscal year, we are hopeful that funds will be allocated for the many programs we support. The aerospace industry is showing signs of progress in returning to health, but noticeable improvements in their component purchase levels have yet to materialize.

As we look to this fiscal year, it is clear that our major effort will be to sustain growth, profitability, and diversification. Central to this effort is our commitment to customer satisfaction at all levels. With the support of our shareholders, employees, and friends, we look forward to a year of challenges successfully met.

Thank you,

Michael Offerman
President

140 58th Street – 8E, Brooklyn, NY 11220, Tp. 718-492-4446,7,8, Fax 718-492-9897,8
Email: ieh@iehcorp.com - Web: www.iehcorp.com

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-KSB

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 THE FISCAL YEAR ENDED MARCH 30, 2007.**

Commission File Number 0-5278

IEH CORPORATION

(Name of Small Business Issuer in Its Charter)

NEW YORK	**13-5549348**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
140 58th Street, Suite 8E **Brooklyn, NY 11220** (Address of Principal Executive Offices)	**(718) 492-9673** (Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Act: Common Stock, $.01 Par Value Per Share

Check whether the Registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No☒

The Registrant's revenues for the fiscal year ended March 30, 2007 were $6,255,606.

The number of shares of Common Stock of the Registrant issued and outstanding as of June 25, 2007 was 2,303,468.

The aggregate market value of the Registrant's voting stock (consisting of Common Stock, $1.00 par value held by non-affiliates, computed by reference to the closing price ($2.35) at which stock was sold on June 22, 2007, the last trading day on which stock was reported to be sold, was $3,183,742.40.

DOCUMENTS INCORPORATED BY REFERENCE: None
Transitional Small Business Disclosure Format: Yes☐ No☒

IEH CORPORATION

PART I

Item I. Business

IEH Corporation (hereinafter referred to as the "Company") was organized under the laws of the State of New York on March 22, 1943 under the name Industrial Heat Treating Company, Inc. On March 15, 1989, the Company changed its name to its current name. The Company's executive offices and manufacturing facilities are located at 140 58th Street, Suite 8E, Brooklyn, New York 11220. The Company's telephone number is (718) 492-4448; Fax: 718-492-9898; its email address is ieh@iehcorp.com.

The Company has been approved by the federal government as a "Hub-zone small business Company". This classification is monitored, and while the Company must remain competitive, it is taken into account by large business concerns when awarding specific contracts.

The majority of the Company's customers require that the Company maintain quality system in strict accordance with ISO9001. This is an International Standard Organization specification for which the Company has recently been audited and has received certification to ISO:2000. The Company's quality policy is: "Listening to our Customers and meeting their needs, while continuously improving our processes and services."

The Company has developed a web site that reflects the standard catalog items we produce. The web site is an ongoing project and we will continue to add special items and newsworthy information to it. The Company's web site can be viewed by going to: http://www.iehcorp.com.

The Company designs, develops and manufactures printed circuit connectors for high performance applications. Our customers consist of OEM's (Original Equipment Manufacturers), and Distributors who sell our products to OEMs. We sell our products directly and through regional representatives located in the United States and Canada.

The customers we service are in the government, aerospace, medical, automotive, test equipment and commercial electronics markets. We appear on the Military Qualified Product Listing "QPL" to MIL-C-55302 and supply customer requested modifications to this specification. Sales to the commercial electronic market and military defense market were 27% and 72% of the Company's net sales for the year ended March 30, 2007.

In order to remain competitive, the Company has an internal program to upgrade and maintain machinery (to increase production), review material costs and increase labor force productivity.

New Product Development

The Company is sought after by many of its customers to design and manufacture custom connectors for them. This environment has resulted in the development of many new products and technologies.

The Company has developed a new technology for a high speed connector module for one of its customers. Because it has been so well received, it will be used in 5 (five) other programs for which the customer has contracts.

Item I. Business *(continued)*

New Product Development *(continued)*

In addition to the many standard products we manufacture, it is in the area of custom connector design and manufacture that the Company faces its biggest challenge. To meet this challenge, we are able to draw upon our dedicated staff of engineers. We work with many designs and will continue to support our customers in all their requirements.

Commitments

The Company has a collective bargaining multi-employer pension plan ("Multi-Employer Plan") with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 (the "Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Multi-Employer Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of such Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under such Plan were $69,122 for the year ended March 30, 2007 and $62,771 for the year ended March 31, 2006.

On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits, which were and are currently due under the terms of the Plan.

The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA") that the Salaried Pension Plan must be terminated in order to protect the interests of such Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

The Company and the PBGC have agreed to the terms of a settlement of the matter. The agreement is effective July 2, 2001. Under the agreement, the Company and the PBGC agreed on a total sum of $244,000. The Company has agreed to make payments as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

Additionally, the Company has made balloon payments of $25,000 each on January 1, 2004, May 1, 2004, May 1, 2005 and January 1, 2006. The Company also granted the PBGC a lien on the Company's machinery and equipment.

Item 1. Business ***(continued)***

Commitments ***(continued)***

As a result of this agreement the amount due the PBGC was restated to $244,000. $43,000 was paid during the year ended March 30, 2007, $86,000 was paid during the year ended March 31, 2006, $56,000 was paid during the year ended March 25, 2005 and $39,000 was paid during the year ended March 26, 2004. The remaining balance of $20,000 is reported as a current liability in the accompanying financial statements.

Marketing and Sales

The market for connectors and interconnection devices, domestic and worldwide, is highly fragmented as a result of the manufacture by many companies of a multitude of different types and varieties of connectors. For example, connectors include: printed circuit, rectangular I/O, circular, planar (IOC) RF coax, IC socket and fiber optic. The Company has been servicing a niche in the market by manufacturing HYPERTAC ™ connectors and innovative Company-designed printed circuit connectors such as the COMTAC connectors. Previously, the Company was one of only three licensed manufacturers of the HYPERTAC ™ design in the United States. In the fiscal year 1996, the Company learned that the other two licensees had merged. Moreover, the Company, based upon advice of counsel, determined that the HYPERTAC technology was no longer protected by a patent, and therefore was in the public domain. As a result, the Company notified the licensor that it would no longer be bound by the terms of its license agreement and the Company ceased making license payments. The Company has received a brief notice from the licensor that it disputed the Company's interpretations and demanded return of certain equipment. No legal proceedings have been instituted by the licensor and the Company has not received any further notices. The Company does not anticipate manufacturing other types of connectors in the immediate future. The Company is continuously experimenting with innovative connection designs, which may cause it to alter its marketing plans in the future if a market should develop for any of its current or future innovative designs.

The Company's products are marketed to original equipment manufacturers directly and through distributors serving primarily the government, military, aerospace and commercial electronics markets. The Company is also involved in developing new connectors for specific uses, which result from changes in technology. This includes the COMTAC connectors. The Company assists customers in the development and design of connectors for specific customer applications. This service is marketed to customers who require the development of connectors and interconnection devices specially designed to accommodate the customers own products.

The Company is primarily a manufacturer and its products are essentially basic components of larger assemblies of finished goods. Approximately 91% of the Company's net sales for the years ended March 30, 2007 and March 31, 2006, respectively, were made directly to manufacturers of finished products with the balance of the Company's products sold to distributors. Distributors often purchase connectors for customers who do not require large quantities of connectors over a short period of time but rather require small allotments of connectors over an extended period of time.

Two of the Company's customers accounted for 23% of the Company's net sales for the year ended March 30, 2007. For the year ended March 31, 2006, one of those customers accounted for

Item 1. Business *(continued)*

approximately 19% of the Company's sales. The Company currently employs 14 independent sales representatives to market its products in all regions in the United States.

Backlog of Orders/Capital Requirements

These independent sales representatives also promote the product lines of other electronics manufacturers; however, they do not promote the product lines of competitors, which compete directly with the Company's products. These sales representatives accounted for approximately 94% of Company sales (with the balance of Company sales being generated via direct customer contact) for the year ended March 30, 2007.

International sales accounted for less than 1% of sales for the years ended March 30, 2007 and March 31, 2006, respectively.

The backlog of orders for the Company's products amounted to approximately $2,864,000 at March 30, 2007, as compared to $1,830,000 at March 31, 2006. A portion of these orders are subject to cancellation or postponement of delivery dates and, therefore, no assurance can be given that actual sales will result from these orders. The Company does not foresee any problems, which would prevent it from fulfilling its orders.

Competition

The design, development, manufacture and distribution of electrical connectors and interconnection devices is a highly competitive field. The Company principally competes with companies who produce high performance connectors in printed circuits and wireboards for high technology application. The Company competes with respect to their abilities to adapt certain technologies to meet specific product applications; in producing connectors cost-effectively; and in production capabilities. In addition, there are many companies who offer connectors with designs similar to those utilized by the Company and are direct competitors of the Company.

The primary basis upon which the Company competes is product performance and production capabilities. The Company usually receives job orders after submitting bids pursuant to customer-issued specifications. The Company also offers engineering services to its customers in designing and developing connectors for specialized products and specific customer applications. This enables the Company to receive a competitive advantage over those companies who basically manufacture connectors based solely or primarily on cataloged specifications. Many of the Company's competitors have greater financial resources, market penetration and experience than the Company and no assurances can be given that the Company will be able to compete effectively with these companies in the future.

Suppliers of Raw Materials and Component Parts

The Company utilizes a variety of raw materials and manufactured component parts, which it purchases from various suppliers. These materials and components are available from numerous sources and the

Item 1. Business *(continued)*

Suppliers of Raw Materials and Component Parts *(continued)*

Company does not believe that it will have a problem obtaining such materials in the future. However, any delay in the Company's ability to obtain necessary raw materials and component parts may affect its ability to meet customer production needs. In anticipation of such delays, the Company carries an inventory of raw materials and component parts to avoid shortages and to insure continued production.

Research & Development

The Company provides personalized engineering services to its customers by designing connectors for specific customer applications. The employment of electromechanical engineers is the anticipated cornerstone of the Company's future growth. The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

The Company expended $10,000 and $21,000 for the years ended March 30, 2007 and March 31, 2006, respectively, on Company sponsored research and development activities relating to the development of new designs, techniques and the improvement of existing designs. In addition, the Company received $10,000 in revenues for the year ended March 30, 2007 and $21,000 for the year ended March 31, 2006, respectively, pursuant to customer sponsored research activities.

Employees

The Company presently employs approximately 80 people, two (2) of whom are executive officers; four (4) are engaged in management activities; five (5) provide general and administrative services and approximately 69 are employed in manufacturing and testing activities. The employees engaged in manufacturing and testing activities are covered by a collective bargaining agreement with the United Auto Workers of America, Local 259 (the "Union"), which originally expired on March 31, 2006 and was renegotiated and extended until March 31, 2009. The Company believes that it has a good relationship with its employees and the Union.

Patents and Licenses

Electrical connectors and interconnection devices are usually the subject of standard designs; therefore, only innovations of standards designs or the discovery of a new form of connector are patentable. The Company is continuously attempting to develop new forms of connectors or adaptations of current connector designs in an attempt to increase performance and decrease per unit costs. The Company has developed and designed the COMTAC connector, which was patented on January 19, 1988, at which time the patent was assigned to the Company.

Governmental Regulations

The Company is subject to federal regulations under the Occupational Safety and Health Act ("OSHA") and the Defense Electrical Supply Command ("DESC"). OSHA provides federal guidelines and

Item 1. Business *(continued)*

Governmental Regulations *(continued)*

specifications to companies in order to insure the health and safety of employees. DESC oversees the quality and specifications of products and components manufactured and sold to the government and the defense industry. Although DESC continuously requires suppliers to meet changing specifications, the Company has not encountered any significant problems meeting such specifications and its products have, in the past, been approved. The Company is unaware of any changes in the government's regulations, which are expected to materially affect the Company's business.

Item 2. Properties

The Company exercised its option to renew its lease on its facility for 10 years. The original lease was effective through August 23, 2001.

The Company is obligated under this renewal lease through August 23, 2011, at minimum annual rentals as follows:

Fiscal year ending March:	
2008	$ 168,384
2009	168,384
2010	168,384
2011	112,256
	$ 617,408

The Company leases approximately 20,400 feet of space, of which it estimates, 6,000 square feet are used as executive, sales and administrative offices and 14,400 square feet are used for its manufacturing and plating.

The rental expense for the year ended March 30, 2007 and March 30, 2006 was $142,369 and $136,325, respectively. In addition to the base rent, the Company pays real estate taxes, insurance premiums and utility charges relating to the use of the premises. The Company considers its present facilities to be adequate for its present and anticipated future needs.

Item 3. Legal Proceedings

The Company is not a party to or aware of any pending or threatened legal proceedings which would result in any material adverse effect on its operations or its financial condition.

PART II

Item 4. Submission of Matters to Vote of Security Holders

No matters were submitted to shareholders during the fourth quarter for the fiscal year ended March 30, 2007.

Item 5. Market for Common Equity and Related Stockholder Matters

Principal Market

The common stock of the Company (the "common stock") is traded in the Over-The-Counter Market and is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System Bulletin Board under the symbol "IEHC.OB". On January 11, 1993, the Company's common stock was deleted from listing on the NASDAQ SmallCap Market System because of the Company's failure to maintain the minimum asset and shareholders equity requirements. On January 12, 1993, the Company's common stock was first quoted over the Electronic Bulletin Board (OTCBB).

Market Information

The range of high and low bid prices for the Company's common stock, for the periods indicated as set forth below. For the period to October 29, 1991, the Company was listed on the NASDAQ National Market System. On October 29, 1991, the Company's common stock was delisted from the NASDAQ National Market System and from October 29, 1991 to January 11, 1993, the Company's common stock was listed on the NASDAQ SmallCap Market System. On January 11, 1993, the Company's common stock was delisted from the NASDAQ SmallCap Market System and on January 13, 1993, the Company's common stock was first quoted over the Electronic Bulletin Board (OTCBB). Set forth below is a table indicating the high and low bid prices of the common stock during the periods indicated.

Year	High Bid	Low Bid
Fiscal Year ended March 30, 2007		
1st Quarter	2.75	1.90
2nd Quarter	4.45	2.00
3rd Quarter	2.45	1.73
4th Quarter	1.95	1.80
Fiscal Year ended March 31, 2006 (1)		
1st Quarter	.90	.34
2nd Quarter	3.13	.58
3rd Quarter	4.75	1.55
4th Quarter	2.70	2.00

(1) As reported by the OTCBB.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters *(continued)*

The above quotations, as reported, represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. Such quotations do not necessarily represent actual transactions. On June 21, 2007 the high bid for the common stock was $2.35 and the low bid was $2.35. Trading in our securities does not occur on a daily basis.

Dividends

The Company has not paid any cash dividends on its common stock during the last five (5) fiscal years. At present, the Company does not anticipate issuing any cash dividends on its common stock in the foreseeable future by reason of its contemplated future financial requirements and business plans. The Company will retain earnings, to the extent that there are any, to finance the development of its business.

Approximate Number of Equity Security Holders

The number of record holders of the Company's common stock as of June 22, 2007 was approximately 570. Such number of record owners was determined from the Company's stockholder records, and does not include the beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in this report, which are not historical facts may be considered forward looking information with respect to plans, projections, or future performance of the Company as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially form those projected. The words "anticipate," "believe", "estimate", "expect," "objective," and "think" or similar expressions used herein are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of the Company's business, actions of competitors, changes in laws and regulations, including accounting standards, employee relations, customer demand, prices of purchased raw material and parts, domestic economic conditions, including housing starts and changes in consumer disposable income, and foreign economic conditions, including currency rate fluctuations. Some or all of the facts are beyond the Company's control.

The following discussion and analysis should be read in conjunction with the financial statements and related footnotes, which provide additional information concerning the Company's financial activities and condition.

Critical Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company's reported results and require the most difficult, subjective or complex judgments by management.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Critical Accounting Policies *(continued)*

- Impairment of Long-Lived Assets:
  The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The Company makes estimates of its future cash flows related to assets subject to impairment review.

- Inventory Valuation:
  Raw materials and supplies are valued at the lower of first-in, first-out cost or market. Finished goods and work in process are valued at the lower of actual cost, determined on a specific identification basis, or market. The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost, and adjusts their inventory value accordingly. Future periods could include either income or expense items if estimates change and for differences between the estimated and actual amount realized from the sale of inventory.

- Income Taxes:
  The Company records a liability for potential tax assessments based on its estimate of the potential exposure. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. Income tax expense in future periods could be adjusted for the difference between actual payments and the Company's recorded liability based on its assessments and estimates.

- Revenue Recognition:
  Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoiced. The Company does not offer any discounts, credits or other sales incentives.

  The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

  The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return it to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of the product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

- Research & Development:
  The Company provides personalized engineering services to its customers by designing connectors for specific customer applications. The employment of electromechanical engineers is the anticipated cornerstone of the Company's future growth. The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

  The Company expended $10,000 and $21,000 for the years ended March 30, 2007 and March 31, 2006, respectively, on Company sponsored research and development activities relating to the development of new designs, techniques and the improvement of existing designs. In addition, the Company received $10,000 in revenues for the year ended March 30, 2007 and $21,000 for the year ended March 31, 2006 pursuant to customer sponsored research activities.

Results of Operations

The following table sets forth for the periods indicated, percentages for certain items reflected in the financial data as such items bear to the revenues of the Company:

Relationship to Total Revenues

	March 30, 2007	March 31, 2006
Operating Revenues (in thousands)	**$ 6,256**	$ 7,588
Operating Expenses: (as a percentage of Operating Revenues)		
Costs of Products Sold	**73.8%**	64.0%
Selling, General and Administrative	**18.2%**	16.5%
Interest Expense	**1.2%**	1.2%
Depreciation and amortization	**3.0%**	2.7%
TOTAL COSTS AND EXPENSES	**96.2%**	84.4%
Operating Income (loss)	**3.8%**	15.6%
Other Income	-	-
Income (loss) before Income Taxes	**3.8%**	15.6%
Income Taxes	**.6%**	.6%
Net Income (loss)	**3.2%**	15.0%

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations *(continued)*

Year End Results: March 30, 2007 vs. March 31, 2006

Operating revenues for the year ended March 30, 2007 amounted to $6,255,606 reflecting a 17.6% decrease versus the year ended March 31, 2006 revenues of $7,588,253. The decrease in revenues is a direct result of a decrease in defense and commercial sales.

The Company is primarily a manufacturer and its products are essentially basic components of larger assemblies of finished goods. Approximately 91% of the Company's net sales for the fiscal years ended March 30, 2007 and March 31, 2006, respectively, were made directly to manufacturers of finished products with the balance of the Company's products sold to distributors. Distributors often purchase connectors for customers who do not require large quantities of connectors over a short period of time but rather require small allotments of connectors over an extended period of time.

For the fiscal year ended March 30, 2007, two of the Company's customers accounted for approximately 23% of total sales. One of those customers accounted for approximately 19% of sales in the fiscal year ended March 31, 2006.

The Company currently employs 14 independent sales representatives to market its products in all regions of the United States. These sales representatives accounted for approximately 94% of the Company's sales, with the balance of sales being generated by direct customer contact.

For the fiscal year ended March 30, 2007, the Company's principal customers included manufacturers of commercial electronic products, military defense contractors and distributors who service these markets. Sales to the commercial electronic and government markets comprised 27% and 72% of the Company's net sales for the year ended March 30, 2007 and 26% and 73% for the year ended March 31, 2006. Approximately 1% of net sales were made to international customers in each fiscal year.

Cost of products sold amounted to $4,619,126 for the fiscal year ended March 30, 2007, or 73.8% of operating revenues. This reflected a $237,155 or 4.9% decrease in the cost of products sold from $4,856,281 or 64% of operating revenues for the fiscal year ended March 31, 2006. This decrease is due primarily to the decreased cost of production associated with the decrease in defense and commercial sales.

Selling, general and administrative expenses were $1,138,668 and $1,253,458 or 18.2% and 16.5% of operating revenues for the fiscal years ended March 30, 2007 and March 31, 2006, respectively. This category of expense decreased by $114,790 or 9.2% from the prior year. The decrease can be attributed to a decrease in commissions and travel.

Interest expense was $73,506 for the fiscal year ended March 30, 2007 or 1.2% of operating revenues. For the fiscal year ended March 31, 2006, interest expense was $90,616 or 1.2% of operating revenues. The decrease of $17,110 or 18.9% reflects the liquidation of a significant amount of the Company's debt.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations *(continued)*

Year End Results: March 30, 2007 vs. March 31, 2006

Depreciation and amortization of $184,757 or 3.0% of operating revenues was reported for the fiscal year ended March 30, 2007. This reflects a decrease of $19,496 or 9.5% from the prior year ended March 31, 2006 of $204,253 or 2.7% of operating revenues. The decrease is due primarily to a decrease in capital assets being purchased over the current fiscal year.

The Company reported net income of $200,693 for the year ended March 30, 2007 representing basic earnings of $.09 per share as compared to net income of $1,137,622 or $.49 per share for the year ended March 31, 2006. The decrease in net income for the current year can be attributed primarily to the reported decrease in defense and commercial sales.

Liquidity and Capital Resources

The Company reported working capital of $1,267,189 as of March 30, 2007 compared to a working capital of $1,083,444 as of March 31, 2006. The increase in working capital of $183,745 was attributable to the following items:

Net income	$ 200,693
Depreciation and amortization	184,757
Capital expenditures	(176,869)
Other transactions	(24,836)
	$ 183,745

As a result of the above, the current ratio (current assets to current liabilities) was 1.95 to 1 at March 30, 2007 as compared to 1.8 to 1.0 at March 31, 2006. Current liabilities at March 30, 2007 were $1,334,302 compared to $1,392,060 at March 31, 2006.

The Company reported $176,869 in capital expenditures for the year ended March 30, 2007 and reported depreciation of $184,757 for the year ended March 30, 2007.

The net income of $200,693 for the year ended March 30, 2007 resulted in an increase in stockholders' equity to $2,484,020 as compared to stockholders' equity of $2,283,327 at March 31, 2006.

The Company has an accounts receivable financing agreement with a factor, which bears interest at 2.5% above prime with a minimum of 12% per annum. At March 30, 2007 the amount outstanding with the factor was $477,387 as compared to $269,099 at March 31, 2006. The loan is secured by the Company's accounts receivables and inventories. The factor provides discounted funds based upon the

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Liquidity and Capital Resources *(continued)*

Company's accounts receivables, these funds provide the primary source of working capital for operations.

In the past two fiscal years, management has been reviewing its collection practices and policies for outstanding receivables and has revised its collection procedures to a more aggressive collection policy. As a consequence of this new policy the Company's experience is that its customers have been remitting payments on a more consistent and timely basis. The Company reviews the collectablity of all accounts receivable on a monthly basis. The reserve is less than 2% of average gross accounts receivable and is considered to be conservatively adequate.

During the year ended March 26, 2004, two of the Company's officers loaned the Company a total of $52,000 on a non-interest bearing basis. The Company used these funds as a source of additional working capital.

During the year ended March 25, 2005, one of these officers loaned the Company an additional $135,744 on a non-interest bearing basis as well. These funds were also used by the Company for working capital requirements. Through the period ended March 31, 2006, the Company had repaid $108,744 of the total funds loaned to it.

During the year ended March 30, 2007 one of the officers loaned the company an additional $88,000 on a non-interest bearing basis. During the same period the company had repaid $76,000 of the loans made to it. The balance due to one of these officers at March 30, 2007 was $91,000.

The Company has a collective bargaining Multi-Employer Plan with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Act, the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Multi-Employer Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of such Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under the Multi-Employer Plan were $69,122 for the year ended March 30, 2007 and $62,771 for the year ended March 31, 2006.

On June 30, 1995, the Company applied to the PBGC to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits, which were and are currently due under the terms of the Salaried Pension Plan.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Liquidity and Capital Resources *(continued)*

The PBGC further determined that pursuant to the provisions of the ERISA that the Salaried Pension Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Salaried Pension Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

The Company and the PBGC agreed to the terms of a settlement of the matter. The agreement is effective July 2, 2001. Under the agreement, the Company and the PBGC agreed on a total sum of $244,000. The Company has agreed to make payments as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

Additionally, the Company has made balloon payments of $25,000 each on January 1, 2004, May 1, 2004, May 1, 2005 and January 1, 2006.

The Company also granted the PBGC a lien on the Company's machinery and equipment.

As a result of this agreement the amount due the PBGC was restated to $244,000. $43,000 was paid during the year ended March 30, 2007, $86,000 was paid during the year ended March 31, 2006, $56,000 was paid during the year ended March 25, 2005 and $39,000 was paid during the year ended March 26, 2004. The remaining balance of $20,000 is reported as a current liability on the accompanying financial statements.

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2002 Employees Stock Option Plan to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management. No options have been granted under the Employee Option Plan to date.

Options granted to employees under this plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or option which do not so qualify. Under this plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted.

In the event an option designated as an incentive stock option is granted to a ten percent (10%) share holder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant. Exercise prices of non-incentive stock options may be less than the fair market value of the Company's common stock. The aggregate fair market value of shares subject to options granted to its participants, which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 30, 2007 no options had been granted under the plan.

In 1987, the Company adopted a cash bonus plan ("Cash Bonus Plan") for Executive Officers. Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 or 25% of pre-tax operating profits. For the year ended March 30, 2007 the contribution was $20,000. For the year ended March 31, 2006 the contribution was $75,500.

Effects of Inflation

The Company does not view the effects of inflation to have a material effect upon its business. Increases in costs of raw materials and labor costs have been offset by increases in the price of the Company's products, as well as reductions in costs of production, reflecting management's efforts in this area. While the Company has in the past increased its prices to customers, it has maintained its relatively competitive price position. However, significant decreases in government and military subcontractor spending, has provided excess production capacity in the industry, which in turn has tightened pricing margins.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements within the meaning of Item 303 of Regulation S-B.

Item 7. Financial Statements

See Index to Financial Statements attached hereto appearing at page 25 and the Financial Statements attached hereto appearing at pages 27 to 43.

Item 8. Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

Our management, under the supervision and with the participation of our Chief Executive Officer and Controller, conducted an evaluation of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c)) within 90 days of the filing date of this Report on Form 10-KSB. Based on their evaluation, our Chief Executive Officer and Controller have concluded that as of the end of the period covered by this Form 10-KSB, our disclosure controls and procedures are effective to ensure that all material information required to be filed in this Report on Form 10-KSB has been made known to them. Our Chief Financial Officer and Controller is our principal accounting officer.

There have been no changes, including corrective actions with regard to significant deficiencies or material weaknesses in our internal controls or in other factors that have materially affected or could significantly or materially affect these controls subsequent to the Evaluation Date set forth above. In addition, historically, the Company has relied upon the entire Board of Directors in appointing the Company's independent auditors and reviewing the financial condition and statements of the Company. Given the relatively small size of the Company's operations and revenues, the Board has not believed that appointing an independent committee was a necessity.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16 (a) of the Exchange Act

Additionally, in response to the passage of the Sarbanes-Oxley Act of 2002, our Board of Directors and management have adopted a Code of Ethics and have instituted a periodic review by members of our management team to assist and guide the disclosure process. The Board has also determined to periodically review and develop policies and procedures to enhance our disclosure controls and procedures as well as with reviewing our periodic reports and other public disclosures.

The executive officers and directors of the Company are as follows:

Name	Age	Office
Michael Offerman	66	Chairman of the Board of Directors and President
Robert Knoth	65	Secretary and Treasurer
Murray Sennet	86	Director
Allen Gottlieb	66	Director

All directors serve for a term of two years and until their successors are duly elected. All officers serve at the discretion of the Board of Directors.

Executive Officers and Directors

Michael Offerman has been a member of the Board of Directors since 1973. In May 1987, Mr. Offerman was elected President of the Company and has held that position since that date. Prior to his becoming President, Mr. Offerman served as Executive Vice-President of the Company.

Robert Knoth joined the Company as Controller in January 1990 and was elected Treasurer of the Company in March 1990. Mr. Knoth was elected as Secretary of the Company in September 1992 and Mr. Knoth has held these positions since said dates. From 1986 to January 1990, Mr. Knoth was employed as controller by G&R Preuss, Inc., a company engaged in the business of manufacturing truck bodies and accessories.

Murray Sennet has been a member of the Company's Board of Directors since 1970. Mr. Sennet was the Secretary and the Treasurer of the Company at the time of his retirement in April 1986.

Allen Gottlieb has been a member of the Company's Board of Directors since 1992. Mr. Gottlieb has been an attorney in private practice for over five (5) years.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16 (a) of the Exchange Act *(continued)*

Significant Employees

Joan Prideaux joined the Company in April 1994, as Director of Sales and Marketing. Joan has been in the connector business over 30 years and brings this experience to IEH. Prior to joining us, she was employed by Automatic Connector as Director of Sales.

Mark Iskin is the Director of Purchasing, a position he has held since September 2000. Prior to joining the Company, Mr. Iskin worked as a materials and purchasing specialist, in manufacturing and distribution companies. In his last position with an industrial distributor, Mr. Iskin was responsible for purchasing and managing vendors for the cutting tool section of the catalog. In addition he participated in setting up and developing the company's forecasting/planning software related to that department procedures.

David Offerman joined IEH in September 2004 as the National Sales Manager. Prior to joining IEH, David worked as an account executive and sales manager in the telecommunication industry.

Robert Romeo serves as Vice President of Engineering for IEH, a position he has held since October 2005. Robert has corporate responsibility for engineering products and driving product enhancements to satisfy the demanding application requirements of IEH customers. In addition, Robert is tasked with engineering new product developments in the IEH connector offerings to broaden the market base of potential customers. These new connectors will introduce the traditional IEH quality and value to industries that specify exceptional reliability and performance in electrical and electronic equipment. Before joining IEH, Robert worked for more than 20 years in positions of increasing responsibility for major national manufacturers of electrical and electronic goods for residential, industrial, government and OEM markets.

Paul Tzetzos joined IEH in November, 2005 as a Quality Assurance Director. Paul has over 20 years of experience in the field of Quality Assurance; with the last 15 years as Director/Manager. A degreed Engineer, with diversified knowledge in developing, implementing, maintaining, and improving Quality Systems, such as, ISO 9001:2000, EECS, MIL-Q-9858A, ETC and a certified Lead and Internal Auditor, Paul has a great deal of knowledge concerning military and industry specifications and standards.

Certain Reports

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers and persons who own, directly or indirectly, more than 10% of a registered class of the Corporation's equity securities, to file with the Securities and Exchange Commission ("SEC") reports of ownership and reports of changes in ownership of common stock of the Corporation.

Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on review of the copies of such reports received

PART III

Item 10. Executive Compensation

by the Company, the Company believes that filing requirements applicable to officers, directors and 10% shareholders were complied with during the fiscal year.

The following table sets forth below the summary compensation paid or accrued by the Company during the fiscal years ended March 30, 2007, March 31, 2006 and March 25, 2005 for the Company's Chief Executive Officer:

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Michael Offerman, Chief Executive Officer, President (1)	March 30, 2007	$ 100,000	$ 5,000	0
	March 31, 2006	100,000	24,000	0
	March 25, 2005	96,235	1,424	0

(1) During the years ended March 30, 2007, March 31, 2006 and March 25, 2005, the Company provided automobile allowances to Mr. Offerman. This does not include the aggregate incremental cost to the Company of such automobile allowance.

(2) There are no employment agreements between the Company and members of its senior management, including the Chief Executive Officer, Michael Offerman.

No other officer of the Company received compensation (salary and bonus) in excess of $100,000 during the fiscal years ended March 30, 2007, March 31, 2006 and March 25, 2005.

Pension/Benefit Incentive Plan

In 1964, the Company's Shareholders and Board of Directors adopted a contributory pension plan (the "Salaried Pension Plan") effective April 1, 1964, for salaried employees of the Company. The Salaried Pension Plan as revised on April 1, 1987, provides for retirement benefits for qualified employees upon or prior to retirement.

For early retirement, employees are eligible to receive a portion of their retirement benefits, starting 10 years prior to the employees anticipated normal retirement age (age 65), if the employee has completed 15 years of service to the Company. The employee is eligible to receive reduced retirement benefits based on an actuarial table for a period not exceeding ten (10) years of his lifetime. In no event would benefits exceed $12,000 per year.

For normal retirement at the age of sixty-five (65) the employee is entitled to receive full retirement benefits for a period not exceeding ten (10) years of his lifetime. If the employee should die prior to the ten-year period, his beneficiaries will continue to receive the full benefit for the remainder of the ten-year term. In no event will benefits exceed $12,000 per year.

PART III

Item 10. Executive Compensation *(continued)*

Pension/Benefit Incentive Plan *(continued)*

If payment is made on the "joint and survivor basis" as elected by the employee, benefits will be provided to both the employee and spouse on a reduced basis over the life of both the employee and his spouse. If the employee should die prior to the guaranteed ten year period, the spouse will receive the employee benefit for the remainder of the term, after which, the spouse will received the reduced spousal benefit for the life of the spouse. In no event will the benefits pursuant to the joint and survivor basis exceed $12,000 per year.

On June 30, 1995, the Company applied to the PBGC to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits, which were and are currently due under the terms of such Plan.

The PBGC further determined that pursuant to the provisions of the ERISA, that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

The Company and the PBGC negotiated a settlement on the entire matter and on July 2, 2001, an agreement was reached whereby the Company's liability to the PBGC was reduced to $244,000. The Company will make monthly payments to the PBGC as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

Additionally, the Company has made balloon payments of $25,000 each on January 1, 2004, May 1, 2004, May 1, 2005 and January 1, 2006.

The Company also granted the PBGC a lien on the Company's machinery and equipment.

Item 10. Executive Compensation *(continued)*

Pension/Benefit Incentive Plan *(continued)*

As a result of this agreement the amount due the PBGC was restated to $244,000. $43,000 was paid during the year ended March 30, 2007, $86,000 was paid during the year ended March 31, 2006, $56,000 was paid during the year ended March 25, 2005 and $39,000 was paid during the year ended March 26, 2004. The remaining balance of $20,000 is reported as a current liability on the accompanying financial statements.

Cash Bonus Plan

In 1987, the Company adopted a cash bonus plan ("Cash Bonus Plan") for Executive Officers. Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 of 25% of pre-tax operating profits. For the year ended March 30, 2007 the contribution was $20,000. The contribution for the year ended March 31, 2006 was $75,500.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 22, 2007 with respect to (i) the persons (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities; (ii) each Executive Officer and Director who owns common stock in the Company; and (iii) all Executive Officers and Directors as a group. As of June 22, 2007, there were 2,303,468 shares of common stock issued and outstanding.

PART III

Item 11. Security Ownership of Certain Beneficial Owners and Management *(continued)*

Title of Class	Name and Address of Beneficial Owner	Amount of and Nature of Beneficial Ownership	Percentage of Class
Common Stock $.01 Par Value	Michael Offerman 140 58th Street Brooklyn, NY 11220(1)	923,784	40%
	Murray Sennet 1900 Manor Lane Plano, TX 75093	24,500	1.1%
	Allen Gottlieb 325 Coral Way Ft. Lauderdale, FL 33301	0	0
	Robert Knoth 140 58th Street Brooklyn, NY 11220	400	*
All Officers & Directors as a Group (4 in number)		948,684	41%

* Less than 1%.

1. 43,600 shares of common stock are jointly owned by Mr. Offerman and his wife, Gail Offerman.

All shares set forth above are owned directly by the named individual unless otherwise stated.

Item 12. Certain Relationships and Related Transactions

Other than the employment terms for its executive officers as described elsewhere in this Form 10-KSB, and as described below, there have been no related transactions between the Company, officers, directors or shareholders holding in excess of 5% of its securities within the last three years.

Item 12. Certain Relationships and Related Transactions *(continued)*

During the year ended March 26, 2004, two of the Company's officers, (Michael Offerman, the Chief Executive Officer and Robert Knoth, the Chief Financial Officer, Controller and the Principal Accounting Officer) loaned the Company a total of $52,000 on a non-interest bearing basis. The Company used these funds as a source of additional working capital.

During the year ended March 25, 2005, Mr. Robert Knoth loaned the Company an additional $135,744 on a non-interest bearing basis as well. These funds were used by the Company for working capital requirements. Through the period ended March 31, 2006, the Company had repaid $108,744 of the total funds loaned to it.

During the year ended March 30, 2007 one of the officers loaned the company an additional $88,000 on a non-interest bearing basis. During the same period the company had repaid $76,000 of the loans made to it. The balance due to one of these officers at March 30, 2007 was $91,000.

Item 13. Exhibits

Exhibits filed with Form 10-KBS:

31.1 Certification of Principal Executive Officer pursuant to Section17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a).

31.2 Certification of Principal Accounting Officer pursuant to Section17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a).

32.1 Certification by Michael Offerman, President, pursuant to 17 CFR 240.13a-14(b) or 17 CFR 240.15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification by Robert Knoth, Chief Financial Officer, Controller and Principal Accounting Officer, pursuant to 17 CFR 240.13a-14(b) or 17 CFR 240.15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Item 14. Principal Accountant Fees and Services

The Board of Directors of IEH has selected Jerome Rosenberg, CPA P.C. as the independent auditor of IEH for the fiscal year ending March 30, 2007. Shareholders are not asked to approve such selection because such approval is not required. The audit services provided by Jerome Rosenberg, CPA P.C. consist of examination of financial statements, services relative to filings with the Securities and Exchange Commission, and consultation in regard to various accounting matters. A member of the firm is expected to be present at the next meeting of shareholders, will have the opportunity to make a statement if he so desires, and will be available to respond to appropriate questions.

Audit Fees. During the fiscal year ended March 30, 2007 and March 31, 2006, IEH paid an aggregate of $30,000 and $30,000, respectively, to Jerome Rosenberg, CPA P.C. for fees related to the audit of its financial statements.

Item 14. Principal Accountant Fees and Services *(Continued)*

Audit Related Fees. During the fiscal years ended March 30, 2007 and March 31, 2006, no fees were paid to Jerome Rosenberg, CPA P.C. with respect to financial systems design or implementation.

Tax Fees. During the fiscal years ended March 30, 2007 and March 31, 2006, the Company paid to Jerome Rosenberg CPA P.C. the sums of $3,000 and $3,000 for tax compliance, tax advice and tax planning services.

All Other Fees. During the fiscal year ended March 30, 2007, IEH did not pay any other fees for services to its auditor.

The Board of Directors has determined that the services provided by Jerome Rosenberg, CPA P.C. and the fees paid to it for such services during the fiscal year ended March 30, 2007 has not compromised the independence of Jerome Rosenberg, CPA P.C.

The Board of Directors of the Company is comprised of three persons. Due to the limited size and scope of the Company's operations which are limited to one office and the level of revenue and income, the Board of Directors has not established an Audit Committee. Further, as the Company's securities are not traded on any exchange or on Nasdaq, but solely are listed for quotations on the Over the Counter Bulletin Board, there is no requirement that an Audit Committee be established. The Board, as an entirety, approves that appointment of its independent auditor and the related work performed by the auditor for services which are not audit related. In its deliberations regarding approval of the independent auditor for auditing and other services, the Board reviews the auditor's history of representing the Company, the fees to be paid and paid historically, the level of performance provided by the auditor and the ability of the Company, given its lack of profits to obtain similar services for similar costs.

Consistent with SEC policies regarding auditor independence, the Board of Directors has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Board has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year's audit, management advises the Board of the audit and permissible non-audit services expected to be rendered during that year for each of the categories of services which may provided by the independent auditor to the Board for approval. The primary categories of services expected to be provided by the independent auditor are as described in the fee table set forth above. In addition, management will also provide to the Board for its approval a fee proposal for the services proposed to be rendered by the independent auditor. Prior to the engagement of the independent auditor, the Board will approve both the description of audit and permissible non-audit services proposed to be rendered by the independent auditor and the budget for all such services. The fees are budgeted and the Board requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service.

During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Board requires separate pre-approval before engaging the independent auditor.

IEH Corporation

Contents

March 30, 2007 and March 31, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors
IEH Corporation

We have audited the accompanying balance sheets of IEH Corporation as of March 30, 2007 and March 31, 2006 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the periods ended March 30, 2007 and March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEH Corporation as of March 30, 2007 and March 31, 2006 and the results of its operations and its cash flows for each of the two years ended March 30, 2007 and March 31, 2006 in conformity with U.S. generally accepted accounting principles.

Jerome Rosenberg, CPA, P.C.
Melville, New York
June 18, 2007

IEH CORPORATION

BALANCE SHEETS

As of March 30, 2007 and March 31, 2006

	March 30, 2007	March 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash	**$ 34,908**	$ 8,742
Accounts receivable, less allowances for doubtful accounts of $11,562 at March 30, 2007 and March 31, 2006	**981,571**	900,347
Inventories *(Note 2)*	**1,573,632**	1,540,423
Prepaid expenses and other current assets *(Note 3)*	**11,380**	25,992
Total current assets	**2,601,491**	2,475,504
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization of $6,558,278 at March 30, 2007 and $6,373,522 at March 31, 2006 *(Note 4)*	**1,192,256**	1,200,143
	1,192,256	1,200,143
OTHER ASSETS:		
Other assets	**25,098**	23,177
	25,098	23,177
Total assets	**$ 3,818,845**	$ 3,698,824

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

BALANCE SHEETS

As of March 30, 2007 and March 31, 2006

	March 30, 2007	March 31, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts receivable financing *(Note 5)*	**$ 477,387**	$ 269,099
Notes payable, equipment, current portion *(Note 7)*	**3,136**	3,358
Loans payable-officers *(Note 8)*	**91,000**	79,000
Accrued corporate income taxes	**5,800**	33,697
Accounts payable	**588,804**	775,870
Pension plan payable, current portion *(Note 10)*	**20,000**	43,000
Other current liabilities *(Note 6)*	**148,175**	188,036
Total current liabilities	**1,334,302**	1,392,060
LONG-TERM LIABILITIES:		
Pension Plan payable, less current portion *(Note 10)*	**-**	20,000
Notes payable, equipment, less current portion *(Note 7)*	**523**	3,437
Total long-term liabilities	**523**	23,437
Total liabilities	**1,334,825**	1,415,497
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at March 30, 2007 and March 31, 2006	**23,035**	23,035
Capital in excess of par value	**2,744,573**	2,744,573
Retained earnings (Deficit)	**(283,588)**	(484,281)
Total stockholders' equity	**2,484,020**	2,283,327
Total liabilities and stockholders' equity	**$ 3,818,845**	$ 3,698,824

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF OPERATIONS

For the Years Ended March 30, 2007 and March 31, 2006

	Years Ended	
	March 30, 2007	March 31, 2006
REVENUE, net sales *(Note 15)*	**$ 6,255,606**	$ 7,588,253
COSTS AND EXPENSES:		
Cost of products sold	**4,619,126**	4,856,281
Selling, general and administrative	**1,138,668**	1,253,458
Interest expense	**73,506**	90,616
Depreciation and amortization	**184,757**	204,253
	6,016,057	6,404,608
OPERATING INCOME	**239,549**	1,183,645
OTHER INCOME	**1,144**	1,171
INCOME BEFORE INCOME TAXES	**240,693**	1,184,816
PROVISION FOR INCOME TAXES	**(40,000)**	(47,194)
NET INCOME	**$ 200,693**	$ 1,137,622
BASIC AND DILUTED EARNINGS PER COMMON SHARE *(Note 1)*	**$ .09**	$ .49
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (IN THOUSANDS)	**2,303**	2,303

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended March 30, 2007 and March 31, 2006

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balances, March 25, 2005	2,303,468	$ 23,035	$ 2,744,573	$ (1,621,903)	$ 1,145,705
Net income: year ended March 31, 2006	-	-	-	1,137,622	1,137,622
Balances, March 31, 2006	2,303,468	$ 23,035	$ 2,744,573	$ (484,281)	$ 2,283,327
Net income: year ended March 30, 2007	-	-	-	200,693	200,693
Balances, March 30, 2007	2,303,468	$ 23,035	$ 2,744,573	$ (283,588)	$ 2,484,020

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash

For the Years Ended March 30, 2007 and March 31, 2006

	Years Ended	
	March 30, 2007	March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$ 200,693**	$ 1,137,622
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation and amortization	**184,757**	204,253
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	**(81,224)**	(130,945)
(Increase) decrease inventories	**(33,209)**	(321,320)
(Increase) decrease in prepaid expenses and other current assets	**14,612**	(11,780)
(Increase) decrease in other assets	**(1,921)**	18,385
(Decrease) increase in accounts payable	**(187,067)**	(106,776)
(Decrease) increase in other current liabilities	**(39,861)**	(6,078)
Increase in accrued corporate income taxes	**(27,897)**	5,410
(Decrease) in pension plan payable	**(43,000)**	(86,000)
Total adjustments	**(214,810)**	(434,851)
NET CASH PROVIDED BY (USED) FOR OPERATING ACTIVITIES	**(14,117)**	702,771
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	**(176,869)**	(231,963)
NET CASH USED BY INVESTING ACTIVITIES	**$ (176,869)**	$ (231,963)

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash

For the Years Ended March 30, 2007 and March 31, 2006

	March 30, 2007	March 31, 2006
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable, equipment	**$ (3,136)**	$ (4,103)
Proceeds from accounts receivable financing	**208,288**	(374,373)
Proceeds (repayment) of loans payable - officers	**12,000**	(108,744)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**217,152**	(487,220)
INCREASE (DECREASE) IN CASH	**26,166**	(16,412)
CASH, beginning of period	**8,742**	25,154
CASH, end of period	**$ 34,908**	$ 8,742
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION, Cash paid during the year for:		
Interest	**$ 64,614**	$ 84,309
Income Taxes	**$ 35,613**	$ 6,796

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business:

The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices. Electronic connectors and interconnection devices are used in providing electrical connections between electronic component assemblies. The Company develops and manufactures connectors, which are designed for a variety of high technology and high performance applications, and are primarily utilized by those users who require highly efficient and dense (the space between connection pins with the connector) electrical connections.

The Company is continuously redesigning and adapting its connectors to meet and keep pace with developments in the electronics industry and has, for example, developed connectors for use with flex-circuits now being used in aerospace programs, computers, air-borne communications systems, testing systems and other areas. The Company also services its connectors to meet specified product requirements.

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year, which ends on the nearest Friday in business days to March 31st. The year ended March 30, 2007 was compromised of 52 weeks. The year ended March 31, 2006 was comprised of 53 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoiced. The Company does not offer any discounts, credits or other sales incentives.

The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

The Company manufactures products pursuant to specific technical and contractual requirements. The Company historically purchases material in excess of its requirements to avail itself of favorable pricing as well as the possibility of receiving additional orders from customers. This excess may result in material not being used in subsequent periods, which may result in this material being deemed obsolete.

The Company annually reviews its purchase and usage activity of its inventory of parts as well as work in process and finished goods to determine which items of inventory have become obsolete within the framework of current and anticipated orders. The Company based upon historical experience has determined that if a part has not been used and purchased or an item of finished goods has not been sold in three years, it is deemed to be obsolete. The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost. A periodic adjustment, based upon historical experience is made to inventory in recognition of this impairment.

Concentration of Credit Risk:

The Company maintains cash balances at one bank. Amounts on deposit are insured by the Federal Deposit Insurance Corporation up to $100,000 in the aggregate. There were no uninsured balances at either March 30, 2007 or March 31, 2006.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Double Declining Balance method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment, which are sold, retired or otherwise disposed of, are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued):***

Net Income Per Share:

The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 30, 2007 and March 31, 2006, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

Fair Value of Financial Instruments:

The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

SFAS No. 144, "Accounting For The Impairment of Long-Lived Assets And Long-Lived Assets To Be Disposed Of", requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 144. There were no long-lived asset impairments recognized by the Company for the years ended March 30, 2007 and March 31, 2006.

Reporting Comprehensive Income:

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 30, 2007 and March 31, 2006.

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued):***

Segment Information:

The Company has adopted the provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's presentation of its results of operations or financial position.

Research and Development:

The Company provides personalized engineering services to its customers by designing connectors for specific customer applications. The employment of electromechanical engineers is the anticipated cornerstone of the Company's future growth. The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

The Company expended $10,000 and $21,000 for the years ended March 30, 2007 and March 31, 2006, respectively, on Company sponsored research and development activities relating to the development of new designs, techniques and the improvement of existing designs. In addition, the Company received $10,000 in revenues for the year ended March 30, 2007 and $21,000 for the year ended March 31, 2006, respectively, pursuant to customer sponsored research activities.

Effect of New Accounting Pronouncements:

The Company does not believe that any recently issued but not yet effective accounting standards, have a material effect on the Company's financial position, results of operations or cash flows.

Note 2 - **INVENTORIES:**

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

The Company manufactures products pursuant to specific technical and contractual requirements. The Company historically purchases material in excess of its requirements to avail itself of favorable pricing as well as the possibility of receiving additional orders from customers. This excess may result in material not being used in subsequent periods, which may result in this material being deemed obsolete.

The Company annually reviews its purchase and usage activity of its inventory of parts as well as work in process and finished goods to determine which items of inventory have become obsolete within the framework of current and anticipated orders. The Company based upon historical experience has determined that if a part has not been used and purchased or an item of finished goods has not been sold in three years, it is deemed to be obsolete. The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost. A periodic adjustment, based upon historical experience is made to inventory in recognition of this impairment.

Inventories are comprised of the following:

	March 30, 2007	March 31, 2006
Raw materials	**$ 873,958**	$ 907,849
Work in progress	**368,675**	130,480
Finished goods	**330,999**	502,094
	$ 1,573,632	$ 1,540,423

Note 3 - **PREPAID EXPENSES AND OTHER CURRENT ASSETS:**

Prepaid expenses and other current assets are comprised of the following:

	March 30, 2007	March 31, 2006
Prepaid insurance	**$ 1,636**	$ 13,955
Prepaid corporate taxes	**9,744**	11,905
Other current assets	**-**	132
	$ 11,380	$ 25,992

Note 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are as follows:

	March 30, 2007	March 31, 2006
Computers	$ 210,321	$ 205,799
Leasehold improvements	585,831	585,831
Machinery and equipment	4,810,708	4,705,561
Tools and dies	1,980,189	1,912,989
Furniture and fixture	155,935	155,935
Website development cost	7,550	7,550
	7,750,534	7,573,665
Less: accumulated depreciation and amortization	6,558,278	6,373,522
	$ 1,192,256	$ 1,200,143

Note 5 - ACCOUNTS RECEIVABLE FINANCING:

The Company entered into an accounts receivable financing agreement whereby it can borrow up to eighty percent of its eligible receivables (as defined in the agreement) at an interest rate of 2 ½ % above JP Morgan Chase's publicly announced rate of 8.25% at March 30, 2007, with a minimum of 12% per annum. The agreement has an initial term of one year and will automatically renew for successive one-year terms, unless terminated by the Company or Lender upon receiving sixty days prior notice. The loan is secured by the Company's accounts receivable and inventories. The balance due under this agreement as of March 30, 2007 was $477,387. The balance due as of March 31, 2006 was $269,099.

Note 6 - OTHER CURRENT LIABILITIES:

Other current liabilities are comprised of the following:

	March 30, 2007	March 31, 2006
Payroll and vacation accruals	$ 124,044	$ 169,919
Sales commissions	21,381	15,367
Other	2,750	2,750
	$ 148,175	$ 188,036

Note 7 - **NOTES PAYABLE EQUIPMENT:**

The Company financed the acquisition of new equipment with notes payable. The notes are payable over a sixty month period. The balance remaining at March 30, 2007 amounted to $3,659. The interest rate on the remaining lease is 22%.

Aggregate future principal payments are as follows:

Fiscal Year Ending March:		
2008	$	3,136
2009		523
	$	3,659

Note 8 – **RELATED PARTIES TRANSACTIONS**

During the year ended March 26, 2004, two of the Company's officers loaned the Company a total of $52,000 on a non-interest bearing basis. The Company used these funds as a source of additional working capital.

During the year ended March 25, 2005, one of these officers loaned the Company an additional $135,744 on a non-interest bearing basis as well. These funds were also used by the Company for working capital requirements. Through the period ended March 31, 2006, the Company had repaid $108,744 of the total funds loaned to it.

During the year ended March 30, 2007, one of the officers loaned the Company an additional $88,000 on a non-interest bearing basis. During the same period the Company repaid $76,000 of the loans made to it.

The balance owed to one of these officers at March 30, 2007 was $91,000.

Note 9 – **INCOME TAXES:**

Income taxes are provided for the tax effects of transactions reported in the financial statements, and consist of taxes currently due as well as deferred taxes related to differences between financial statement and tax basis of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax consequences of these temporary differences, which will either be taxable or deductible in the year in which the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed at a rate of 34% for federal and 12% for state and local tax purposes.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 9 – **INCOME TAXES** ***(continued):***

The components of the deferred tax assets and liabilities are as follows:

	March 30, 2007	March 31, 2006
Deferred tax assets:		
Net operating loss carryforwards	**$ 802,684**	$ 1,765,056
Gross deferred assets tax assets	**802,684**	1,765,056
Deferred tax liabilities:		
State income taxes	**(32,750)**	(51,600)
Net deferred tax assets before valuation allowance	**769,934**	1,713,456
Valuation allowance	**(769,934)**	(1,713,456)
Net deferred tax assets	**$ 0**	$ 0

At March 31, 2000, the Company established a 100% valuation allowance for the net deferred tax assets, as management could not determine that it was more likely than not that the deferred tax assets could be realized. The change in valuation allowance amounted to $943,522 for the year ended March 30, 2007.

As of March 30, 2007, the Company has available Federal net operating loss carryforwards (NOL's) totaling approximately $802,684 which expire at various times through March 31, 2012; for State and Local purposes, the Company has available NOL's approximating $1,035,462, which expire at various times through March 31, 2012.

Utilization of the NOL's may be limited pursuant to Internal Revenue Code Section 382 should significant changes to the existing ownership of the Company occur.

A reconciliation of income taxes computed at the Federal statutory rate as compared to income tax expense at the effective income tax is as follows:

	March 30, 2007	March 31, 2006
Federal statutory income tax (benefit) rate	**(34.0)%**	(34.0)%
State tax benefit, net of Federal liability	**(21.0)%**	(12.2)%
Net change in valuation allowance	**55.0%**	46.2%
Effective income tax (benefit) rate	**(-)%**	(-)%

Note 10 - PENSION PLAN-SALARIED PERSONNEL:

On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits, which were and are currently due under the terms of the Plan.

The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

The Company and the PBGC negotiated a settlement on the entire matter and on July 2, 2001, an agreement was reached whereby the Company's liability to the PBGC was reduced to $244,000. The Company will make monthly payments to the PBGC as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

Additionally, the Company has made balloon payments of $25,000 each on January 1, 2004, May 1, 2004, May 1, 2005 and January 1, 2006.

The Company also granted the PBGC a lien on the Company's machinery and equipment.

As a result of this agreement the amount due the PBGC was restated to $244,000. $43,000 was paid during the year ended March 30, 2007, $86,000 was paid during the year ended March 31, 2006, $56,000 was paid during the year ended March 25, 2005 and $39,000 was paid during the year ended March 26, 2004. The remaining balance of $20,000 is reported as a current liability on the accompanying financial statements.

Note 11 - CHANGES IN STOCKHOLDERS' EQUITY:

The accumulated deficit decreased by $200,693, which represents the net income for the fiscal year ended March 30, 2007.

Note 12- 2001 EMPLOYEE STOCK OPTION PLAN:

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2002 Employees Stock Option Plan ("2002 Plan") to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management.

Options granted to employees under this plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or options which do not so qualify.

Under this 2002 Plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant.

Exercise prices of non-incentive stock options may be less than the fair market value of the Company's common stock.

The aggregate fair market value of shares subject to options granted to a participant(s), which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 30, 2007 no options had been granted under the 2002 Plan.

Note 13 - CASH BONUS PLAN:

In 1987, the Company adopted a cash bonus plan ("Cash Bonus Plan") for Executive Officers. Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 or 25% of pre-tax operating profits. For the year ended March 30, 2007 the contribution was $20,000. For the year ended March 31, 2006 the contribution was $75,500.

Note 14 - COMMITMENTS:

The Company exercised its option to renew its lease on its facility for 10 years. The original lease was in effect through August 23, 2001.

The Company is obligated under this lease renewal through August 23, 2011, at minimum annual rentals as follows:

Fiscal year ending March:

2008	$ 168,384
2009	168,384
2010	168,384
2011	112,256
	$ 617,408

The rental expense for the years ended March 30, 2007 and March 31, 2006 was $142,369 and $136,325, respectively.

The Company has a collective bargaining multi-employer pension plan ("Multi-Employer Plan") with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 (the "Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Multi-Employer Plan.

The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of such Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under Multi-Employer Plan were $69,122 for the year ended March 30, 2007 and $62,771 for the year ended March 31, 2006.

Note 15 - REVENUES FROM MAJOR CUSTOMERS:

In the fiscal years ended March 30, 2007 two customers accounted for approximately 23% of revenues. During the year ended March 31, 2006 approximately 19% of the Company's total revenues were earned from one customer. Total sales to these customers were approximately $1,428,000 and $1,469,000, respectively. No other customer accounted for over 10% of the Company's sales. Accounts receivable as of March 30, 2007, included receivables from one customer, which amounted to 15% of the total accounts receivable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IEH CORPORATION

By: /s/ Michael Offerman
Michael Offerman
President

Dated: June 27, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Michael Offerman
Michael Offerman, Chairman of the Board and President — June 27, 2007

/s/ Robert Knoth
Robert Knoth, Secretary and Treasurer; Chief Financial Officer, Controller and Principal Accounting Officer — June 27, 2007

/s/ Murray Sennet
Murray Sennet, Director — June 27, 2007

/s/ Alan Gottlieb
Alan Gottlieb, Director — June 27, 2007

CERTIFICATION (Exhibit 31.1)

I, Michael Offerman, certify that:

1. I have reviewed this annual report of Form 10-KSB of IEH Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's, other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, is made known to me by others within the company, particularly during the period in which this annual report is being prepared; and

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function); and

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2007

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

CERTIFICATION (Exhibit 31.2)

I, Robert Knoth, certify that:

1. I have reviewed this annual report of Form 10-KSB of IEH Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, is made known to me by others within the company, particularly during the period in which this annual report is being prepared; and

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function); and

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2007

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer, Controller and Principal Accounting Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of IEH Corporation (the *"Company"*) on Form 10-KSB for the year ending March 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the *"Report"*), I, Michael Offerman, President (Principal Executive Officer) of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of the section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: June 27, 2007

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of IEH Corporation (the *"Company"*) on Form 10-KSB for the year ending March 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the *"Report"*), I, Robert Knoth, Chief Financial Officer, Controller and Principal Accounting Officer of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of the section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: June 27, 2007

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer, Controller and Principal Accounting Officer

CORPORATE INFORMATION

Company Officers and Directors

Michael Offerman
Chairman of the Board
and President

Robert Knoth
Chief Financial Officer,
Secretary and Treasurer

Murray Sennet
Director

Allen Gottlieb
Director

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Tel. (908) 497-2300

Corporate Office

140 58th Street
Suite 8E
Brooklyn, New York 11220
Tel. (718) 492-9673

Counsel

Becker & Poliakoff, LLP
45 Broadway – 11th Floor
New York, New York 10006
Tel. (212) 599-3322

Independent Public Registered Accounting Firm

Jerome Rosenberg, CPA, P.C.
35 Pinelawn Road
Suite 204W
Melville, New York 11747
Tel. (631) 777-2290

IEH

1937 – 2007

IEH

CORPORATION

2007
ANNUAL
REPORT